UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 37)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Yitschak Barabi, Chief Financial Officer
Telephone:  972-8-932-1000

with a copy to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,535,901 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,535,901 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,535,901 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.77% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D"), (iii) 12,000 Ordinary Shares held directly by Joseph Williger (“JW”), and (iv) 552,284 Ordinary Shares held directly by Zwi Williger ("ZW"). JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act.  See Item 5.  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,867,017 Ordinary Shares outstanding as of December 31, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,535,901 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,535,901 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,535,901 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.77% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, (ii) 771,075 Ordinary Shares held directly by B.S.D, (iii) 12,000 Ordinary Shares held directly by JW, and (iv) 552,284 Ordinary Shares held directly by ZW. JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act.  See Item 5.  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,867,017 Ordinary Shares outstanding as of December 31, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.70% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,867,017 Ordinary Shares outstanding as of December 31, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,200,542 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,200,542 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,200,542 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.14% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 13,867,017 Ordinary Shares outstanding as of December 31, 2020 (as provided by the Issuer). The beneficial ownership of the Ordinary Shares is further described in Item 5.

This Amendment No. 37 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.  Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 8110602, Israel.

Item 2.  Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D Crown LTD. (“B.S.D”), Joseph Williger (“JW”), Zwi Williger ("ZW") (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D (formerly known as Emblaze Ltd.).  JW owns 42.54% of B.S.D's outstanding shares (excluding dormant shares) either directly or through Yossi Willi Management and Investment Ltd. ("YWMI"), a company wholly owned by JW.  ZW owns 42.1% of B.S.D's outstanding shares (excluding dormant shares), either directly or through Zvi V and Co. Ltd. ("ZVI&C"), a company wholly owned by ZW.

WIL, an Israeli company traded on the Tel Aviv Stock Exchange (symbol: WLFD), acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  B.S.D, an Israeli company listed for trading on the London Stock Exchange (symbol: BSD), holds WIL shares. The business address of B.S.D is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel.   YWMI is a holding company incorporated in Israel that hold shares of B.S.D. The business address of YWMI is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel. JW is the sole director of YWMI, the Chairman of the Board of Directors of B.S.D, a director of WIL, and a Co-Chairman of the Board of Directors of the Issuer. His principal employment is business management. JW is a citizen of Israel, and his residence or business address is 76 Kaplan St., Hertzliya  4674311, Israel.

ZW, the brother of JW, is a director of B.S.D, the Chairman of WIL and a Co-Chairman of the Board of Directors of the Issuer. ZW is a citizen of Israel and his principal employment is business management. ZVI&C is a holding company incorporated in Israel that holds shares of B.S.D. The business address of both ZW and ZVI&C is 7 Hashikma St., Savion, Israel.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 59.14% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D, which as of the date hereof directly owns 771,075 Ordinary Shares of the issuer.  Accordingly, as of the date hereof, B.S.D may be deemed to beneficially own 8,971,617 Ordinary Shares (comprised of 771,075 Ordinary Shares held directly by B.S.D, and 8,200,542 Ordinary Shares held directly by WIL), or approximately 64.70% of the outstanding Ordinary Shares.  Thus, as of the date hereof, B.S.D may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

As of the date hereof, JW directly owns though a wholly-owned company 12,000 Ordinary Shares and ZW directly owns though a wholly-owned company 552,284 Ordinary Shares. In addition, JW owns through YWMI 37.55% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 4.99% of B.S.D's outstanding shares (excluding dormant shares), and collectively 42.54% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, ZW owns through ZVI&C 35.72% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 6.38% of B.S.D's outstanding shares (excluding dormant shares), and collectively 42.1% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with JW holdings' constitutes a 84.64% holdings of B.S.D. Accordingly, JW and ZW may each be deemed to beneficially own 9,535,901 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 12,000 Ordinary Shares held directly by JW and 552,284 Ordinary Shares held directly by ZW), or approximately 68.77% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Because JW and ZW are brothers, both serve as a Co-Chairman of the Board of Directors of the Issuer, and JW is beneficial owner of 42.54% of the outstanding shares of B.S.D and ZW is beneficial owner of 42.1% of the outstanding shares of B.S.D, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  However, ZW and JW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in B.S.D, WIL or the Issuer, and they disclaim the existence of any such group.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

The beneficial ownership percentages above for the Issuer are based on 13,867,017 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

(c)        Except as set forth in the table below, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

Date	Purchaser/Seller	Number of Shares	Purchase/Sale	Price in USD
December 31, 2020	ZW	70,000	Sale	21.51

(d)         No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)          Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Amendment No. 31 to Schedule 13D filed on August 3, 2017).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:    January 7, 2021

/s/ Joseph Williger
Joseph Williger

/s/ Zwi Williger
Zwi Williger

B.S.D CROWN LTD.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Interim CFO

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title:   CFO

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Joseph Williger	Shmulik Yanai	Gil Hochboim
Position in B.S.D, WIL, or Issuer	Chairman of the Board of Directors of B.S.D, director in WIL, and a Co-Chairman of the Board of Directors of the Issuer	External Director in B.S.D	Director in B.S.D and WIL
Residence or business address	7 Menachem Begin Road, Gibor Sport Tower 8th Floor, Ramat Gan 5268102, Israel	7 Harsit shate, Petach Tikva, Israel	33 Mukasey St., Rehovot, Israel
Present principal occupation or employment	Director	Advocate	CEO of S.R. Accord Ltd.
Name of corporation or organization where employed	Yossi Willi Management and Investments Ltd	Yorkville Advisors LLC	S.R. Accord Ltd.
Address of corporation or organization where employed	7 Menachem Begin Road, Gibor Sport Tower 8th Floor, Ramat Gan 5268102, Israel	8 Abba Even, Herzliya Pituach, Israel	10 Klozner St., Ramle, Israel
Description of principal business of corporation or organization where employed	Management and Investments	Serves as an advisor to Yorkville Advisors LLC	S.R. Accord Ltd. is active in the financial market. It is a public Israeli company traded on TASE.

Name	Zwi Williger	Sagit Amit Evan	Amir Ariel
Position in B.S.D, WIL, or Issuer	Director in B.S.D, the Chairman of WIL and a Co-Chairman of the Board of Directors of the Issuer	External Director in B.S.D	External Director in B.S.D
Residence or business address	Nachal Harif Street Northern Industrial Area Yavne, 81106022	21 Harehesh Savune, Israel	10 Bader Yohanan St., Ramat Gan, Israel
Present principal occupation or employment	Director	Advocate, legal & business advisor	Advocate, legal & Business Development
Name of corporation or organization where employed	ZVI V & CO.	Sagit Even, Law Firm	Edri El Israel Properties Ltd.
Address of corporation or organization where employed	Nachal Harif Street Northern Industrial Area Yavne 81106022, Israel	21 Harehesh Savune, Israel	7 Menahem Begin, Ramat Gan, Israel
Description of principal business of corporation or organization where employed	Management and investments	Law firm	VP Business Development and Assets

Name	Benzi Sao	Kobi Navon	Ziv Ironi
Position in B.S.D, WIL, or Issuer	Independent Director of WIL	Independent director in WIL	External director of WIL
Residence or business address	42 Hazav St., Kfar Vradim, Israel	13 David Ben Gurion St., Bnei Brak, Israel	2 Ibn Gvirol St., Tel Aviv, Israel
Present principal occupation or employment	Security	CPA (Israel)	Corporate litigator
Name of corporation or organization where employed	SIGNAL – intelligence group	Navon Waisfeld & Co.	Ziv Ironi Advocates & Notary
Address of corporation or organization where employed	26 Histadrut St., Petach Tikva, Israel	13 David Ben Gurion St., Bnei Brak, Israel	2 Ibn Gvirol St., Tel Aviv, Israel
Description of principal business of corporation or organization where employed	Consultation in intelligence, investigations and security	Senior partner	Law office

Name	Avital Bar-Dayan	Einat Peled-Shapira	Yitschak Barabi
Position in B.S.D, WIL, or Issuer	External director of WIL	Chief Executive Officer of WIL and the Issuer	Chief Financial Officer of WIL and the Issuer
Residence or business address	32 Omri, Tel-Aviv, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Corporate Finance Consolatory	CEO of WIL and Issuer	Finance Manager of WIL and Issuer
Name of corporation or organization where employed	Self employed	WIL and Issuer	WIL and Issuer
Address of corporation or organization where employed	32 Omri, Tel-Aviv, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Description of principal business of corporation or organization where employed	Independent corporate finance professional	Importing and marketing of food products	Importing and marketing of food products

Name	Victor Bar	Einav Brar	Idan Ben-Shitrit
Position in B.S.D, WIL, or Issuer	Director of the Issuer	External director of the Issuer	External director of the Issuer
Residence or business address	204, Ysmin St., Shilat, Israel	15, Abarzel, Ramat Achayal-Tel Aviv, Israel	10 Klozner St., Ramle, Israel
Present principal occupation or employment	Director	Chief Executive Officer	Self-employed portfolio manager
Name of corporation or organization where employed	Victor Bar Consultant Ltd.	TLV Medical Center	Meitav Co. & Altris Co.
Address of corporation or organization where employed	204, Ysmin St., Shilat, Israel	15, Abarzel, Ramat Achayal-Tel Aviv, Israel	10 Klozner St., Ramle, Israel
Description of principal business of corporation or organization where employed	Provides financial services including value estimations for companies and other entities	Surgical center	Portfolio management services